March 21, 2011

By EDGAR and by Facsimile (202-772-9198)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-4561

Attn:                    Jeffrey P. Riedler
Assistant Director

Re:	Osiris Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 12, 2010
Form 10-Q for the quarter ended September 30, 2010
Filed November 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 16, 2010
File No. 1-32966

Dear Mr. Riedler:

This letter responds to the comment letter dated February 11, 2011, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding (i) the Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed by Osiris Therapeutics, Inc. (the “Company”), with the Commission on March 12, 2010 (the “2009 Annual Report”), (ii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed by the Company, with the Commission on November 5, 2010 (the “2010 Quarterly Report”), and (iii) the Definitive Proxy Statement on Schedule 14A, filed by the Company, with the Commission on April 16, 2010 (the “Proxy Statement”, and together with the 2009 Annual Report and the 2010 Quarterly Report, the “Filings”).  For your convenience, the Staff comments have been reproduced and appear in italics below, and are followed by the Company’s response.

Form 10-K for year ended December 31, 2009

Item 1.  Business

Collaborations, page 17

1.                                      Comment:  We note your response to prior comment 1.  Although confidential treatment may have been granted to the specific royalty payment terms included in your agreement, we request that all registrants provide a range of such royalties in their periodic disclosure.  We therefore re-issue that portion of our comment and again ask that you submit draft disclosure that includes this information.  As noted, a relatively broad range will suffice, e.g, “single-digits,” “teens,” “twenties,” etc., preferably with an indication of either “high” or “low.”

RESPONSE:

In response to the Staff’s request, we will include in future filings (and have included in our Annual Report on Form 10-K filed with the Commission on March 14, 2011) the following statement:  “The royalties payable by Genzyme to us upon commercialization range from the single digits to within the twenties percent of sales, depending upon several factors.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 45

2.                                      Comment:  We note your response to prior comment 7.  In your disclosure, you state the following: “(t)he Compensation Committee performs annual reviews of executive compensation to confirm the competitiveness of the overall executive compensation packages as compared with companies who compete with us to attract and retain employees.”  As this strongly indicates that you benchmark your compensation to some extent, we re-issue our comment and request that you provide us with draft disclosure listing the companies you were referring to when you drafted this statement.

RESPONSE:

The Compensation Committee employs no specifically identifiable benchmarks in the process of setting executive compensation.  As noted in our prior response, the Compensation Committee draws on past experience and personal knowledge in setting compensation.  Accordingly, there is no memorialized list of companies to include in draft disclosure.  In response to the Staff’s comment, our management has since examined the compensation practices of companies that we have more recently identified as possibly competing with us to attract and retain employees, and has provided this specific information to members of our Compensation Committee.  In our future filings, we will be more explicit as to whether or not we engage in a formal benchmarking process, with due consideration to the manner in which the Staff’s comment suggests that that term is understood by the Staff.

3.                                      Comment:  We note your response to prior comment 8.  While we understand that performance objectives can be fluid, both your disclosure and your response suggest to us that there were specific corporate and individual objectives that were utilized in making compensation decisions.  These criteria should therefore be provided to your investors regardless of whether they were “broadly based” or if more subjective standards were the primary measures you employed.  If these objectives were altered during the course of your fiscal year, then you should provide us with both the original and the revised objectives, together with disclosure explaining why you felt an adjustment needed to be made.  Accordingly, we re-issue our comment.

RESPONSE:

Given the substantial uncertainty that surrounds our business, the establishment of corporate and individual performance objectives is inherently difficult, and therefore, as noted in the Proxy Statement, annual bonuses are discretionary.  In order to expand upon the meaning of the term “discretionary” as it applies to our annual bonus determinations, we proposes to expand upon the discussion of our annual bonus determinations in future filings by including the following, or similar, insofar as then accurate:

“Our overriding objective and the objective of our executive officers, during calendar year [          ] was to advance our clinical and regulatory programs and to obtain regulatory approval for our biological drug candidates.  Our product development programs are based on novel technologies.  As a result, the development and commercialization pathway for our therapies, and therefore how we define elements of our overall success, is subject to greater variability, as compared to traditional drug development companies, and even more so, as compared to more traditional businesses.

Given this variability, and the overall nature of our business, the determination of annual bonuses for our executives remains discretionary.  For these purposes, we did not establish individual performance metrics as objectives for fiscal year [        ], but instead reviewed the performance of our executives following the close of the fiscal year and evaluated the contributions of each to our progress over the preceding calendar year.  These evaluations were subjective and retrospective and focused on a number of factors, including individual tasks accomplished, teamwork, leadership, and inventiveness and creativity in the area of the individual’s scope of responsibility.  We also evaluated the overall progress of the Company in advancing our clinical and regulatory programs and obtaining regulatory approval of our biological drug candidates, and the extent to which the Company had met clinical trail objectives, including initial patient dosing, completion of clinical trial enrollment, receipt and processing of clinical trial data, the success of our interactions with the FDA, including BLA submissions and success in the procurement of Orphan Drug and Fast Track designation, and whether other objectives, such as patent filings and maintenance of minimum cash on hand, were met.  None of these individual factors or company objectives were weighted, nor was there any identifiable direct correlation between any one factor or objective and the bonus determination for any executive.  Our Compensation committee evaluated the mix of individual and company information, together with other or additional information is available to it or known to its members, and exercised its discretion in establishing annual bonus amounts.”

4.                                      Comment:  We note your response to prior comment 9.  Please explain in detail the process the Compensation Committee used to determine that risks stemming from your compensation practices and policies are unlikely to result in a material adverse effect.

RESPONSE:

Our Compensation Committee meets from time to time throughout the year, both separately and with members of management present.  We are a relatively small company, with a total of 56 employees, all of whom are located at our Columbia, Maryland facility.

Our Compensation Committee engages in ongoing and active discussion with management regarding our progress in the pursuit of our overall corporate objectives and the contributions made by members of our management team and our employees.  Through this process, and given our relative size and number of employees, our Compensation Committee, as compared to similar committees of larger companies with multiple locations and diversity of operations, is able to fully understand the issues of importance relative to its duties and responsibilities, including in matters of risk management associated with our compensation programs.

On an annual basis, typically in February, the Compensation Committee meets again, both with and without management present, and considers annual compensation issues, including salary adjustments, bonus amounts and equity compensation awards.  One of the issues considered at that meeting is the mix of compensation to be paid or awarded to management and our employees, and the implication of that mix and specific compensation elements on risk.  The Compensation Committee considered whether our compensation programs and practices reward reasonable, without encouraging unreasonable, risk-taking and whether the incentive opportunities achieve the proper balance between the need to reward employees for our overall success and the need to protect the company.  While our compensation program is in part performance-based, our Compensation Committee does not believe that it encourages excessive risk-taking.

The Compensation Committee believes that in a company of our size, an approach of ongoing and active discussion with management regarding progress on short- and long-term goals enables informed decisions while avoiding the risks sometimes associated with managing short-term results to achieve pre-determined formulaic outcomes. We believe that our compensation program provides appropriate incentives to create long-term value for stockholders while taking thoughtful and prudent risks to grow the value of the Company.  Our overall objectives have not changed, nor have our compensation philosophies changed, over the past several years, and no events have occurred to suggest that our assessment that compensation policies and practices do create risks that are reasonably likely to have a material adverse effect on us is incorrect.

In the future, management intends to work closely with Compensation Committee to facilitate focus and continuing analysis of any potential risks stemming from our compensation practices and policies.

*              *              *

In addition, the Registrant hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (443) 545 - 1819.

Sincerely,

/s/PHILIP R. JACOBY, JR
Philip R. Jacoby, Jr.
Chief Financial Officer
(Principal Financial Officer)

cc:	C. Randal Mills, Ph.D
Douglas M. Fox, Esquire, Ballard Spahr LLP